SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August, 2018

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

• Press release dated August 3, 2018

FERROGLOBE RECEIVES APPROVAL FROM 99.91% OF SHAREHOLDERS VOTING TO EFFECT SHARE REPURCHASES
LONDON, Aug. 3, 2018 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) ("Ferroglobe" or the "Company"), a global leader in the production of silicon metal and silicon- and manganese-based specialty alloys, is pleased to announce that authority was granted today for the Company to make purchases of its own shares "off-market" (for purposes of the U.K. Companies Act 2006). At a general meeting of its shareholders held on 3 August 2018, 99.91% of shareholders voting voted in favour of the resolution granting authority to the Company to effect share repurchases.

The Company is accordingly authorised for a period of five years to enter into contracts with appointed brokers under which the Company may undertake purchases of its ordinary shares - acquired by the brokers on the NASDAQ and through other permitted channels - of up to approximately 10% of its issued ordinary share capital, at a minimum price of $0.01 per share, a maximum price for such shares of 5% above the average volume-weighted average price of the Company's shares over the five business days prior to purchase and subject to additional restrictions (including as to pricing, volume, timing and the use of brokers or dealers) under applicable U.S. securities laws.

The actual timing, number and value of shares repurchased (if any) will depend on a number of factors, including market conditions, general business conditions, available liquidity, cash flow and applicable legal requirements. The Company is not obligated to carry out any share repurchases, and, if commenced, share repurchases may be suspended, discontinued or modified at any time, for any reason and without previous notice, in accordance with applicable laws and regulations.

Javier Lopez Madrid, Executive Chairman of Ferroglobe, said: 'We're delighted that our shareholders have shown such support for the Company in seeking power to make purchases of its own shares. In current market conditions and given the shares' attractive value proposition, the Board will consider carefully whether to set up a share repurchase programme as a means of returning value swiftly to shareholders.'

The results of voting at the general meeting, including the number of votes cast for and against, are available on the Company's website at http://investor.ferroglobe.com/corporate-governance.cfm.

About Ferroglobe
Ferroglobe PLC is one of the world's leading suppliers of silicon metal, silicon-based specialty alloys and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com/.

Forward-Looking Statements
This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information presently available to the Company and assumptions that we believe to be reasonable but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statement which are made only as of the date of this press release.

INVESTOR CONTACTS:
Pedro Larrea Paguaga: +44 (0) 203 129 2261, +44 (0) 7553 989 394
Chief Executive Officer
Email: pedro.larrea@ferroglobe.com

Phillip Murnane: +44 (0) 203 129 2265, +44 (0) 7771 544 988
Chief Financial Officer
Email: phillip.murnane@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2018

FERROGLOBE PLC

By:	Phillip Murnane
Name: Phillip Murnane
Title: Chief Financial Officer